UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                        ---------------------------------
                                 (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell, Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
           751 Horizon Court, Suite 205      370 17th Street, Suite 4700
   Grand Junction, Colorado 81506              Denver, Colorado  80202
           (303) 296-1908                          (303) 892-9400


--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 28, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628652109               SCHEDULE 13D                 Page 2 of 6 pages
         -----------                                               ---  ---
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   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Trinity Petroleum Management, LLC      IRS #84-1347168
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

            Not applicable. - (See Items 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    100,000 (See Item 5.)
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   100,000 (See Item 5.)
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 1.0%, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 100,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

            00 - Limited Liability Company
--------------------------------------------------------------------------------

CUSIP No. 628652109               SCHEDULE 13D                 Page 3 of 6 pages
         -----------                                               ---  ---
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            J. Samuel Butler
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

            Not applicable. - (See Items 5.)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    200,000 (See Item 5.)
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   125,000 (See Item 5.)
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   200,000 (See Item 5.)
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     125,000 (See Item 5.)
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            325,000 (See Item 5.)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.2%, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 300,000 shares issuable upon exercise of warrants as further described herein.
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                               Page 4 of 6 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                     June 7, 1999



ITEM 1.  SECURITY AND ISSUER.

         Shares of Common Stock, par value $.01 per share (the "Shares") of:

         Colorado Wyoming Reserve Company
         751 Horizon Court
         Suite 205
         Grand Junction, Colorado 81506
         (303) 296-1908

   The names and addresses of the principal executive officers of the Company are as follows:

   Name                       Title                      Address
   ----                       -----                      -------

Kim M. Fuerst            President, Treasurer,      751 Horizon Court, Ste. 205
                         CEO & CFO                  Grand Junction, CO 81506

Faisal Chaudhary         Secretary                  151 Toby Lane
                                                    Anaheim Hills, CA 92807

ITEM 2.     IDENTITY AND BACKGROUND.

    (a)-(c) Trinity Petroleum Management, LLC, a Colorado limited liability company ("Trinity")
            Principal Business: Oil and Gas Property Management
            Principal Business Office: 1801 Broadway, Suite 600,
            Denver, Colorado  80202.
      (d) J. Samuel Butler ("Mr. Butler"), the President and Chief Executive Officer of Trinity, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f) Trinity is a Colorado limited liability company. Mr. Butler is a United States citizen.
      --------------------------------

      (a)   J. Samuel Butler
      (b)   1801 Broadway, Suite 600, Denver, Colorado 80202
      (c) President of Trinity; Director of Issuer; President of ST Oil Company, a privately-held Nevada corporation.
      (d) Mr. Butler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) Mr. Butler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order

Colorado Wyoming Reserve Company                               Page 5 of 6 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                     June 7, 1999


            enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f)   Mr. Butler is a United States citizen.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable. No shares were acquired by either Trinity or Mr. Butler.


ITEM 4.     PURPOSE OF TRANSACTION.

            This Amendment No. 1 to Schedule 13D is being filed to report a material decrease in the beneficial ownership of the Company's Common Stock by each of Trinity and Mr. Butler due solely to the issuance of an additional 7,060,000 shares of Common Stock by the Company in connection with a private placement which closed on May 28, 1999.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a)- b) Trinity beneficially owns 100,000 Shares pursuant to a warrant, presently exercisable at $0.10 per share. Trinity's beneficial ownership now represents less than one percent of the Company's outstanding Shares. Trinity, through its President, Mr. Butler, has sole voting and dispositive power over such Shares.

      (c) Trinity has not been involved in any Share transactions during the last sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

      (e) Trinity ceased to be the beneficial owner of five percent or more of the Company's Shares on May 28, 1999.
      --------------------------

      (a) - (b)   Mr. Butler beneficially owns 325,000 Shares, which includes director stock options to purchase 200,000 Shares, presently exercisable at $0.10 per share; and the Shares held by Trinity as described above. In addition, Mr. Butler is deemed to own, indirectly, 25,000 restricted Shares owned by ST Oil Company, for which Mr. Butler serves as President and
                  Chief Executive Officer. Mr. Butler's beneficial ownership
                  (including the Trinity and ST Oil holdings) represents approximately 3.2 percent of the Company's outstanding
                  Shares. Mr. Butler has sole voting and dispositive power over stock options to purchase 200,000 Shares. Mr. Butler shares voting and dispositive power with Trinity for the warrant to purchase 100,000 Shares, and with ST Oil Company for the 25,000 restricted Shares.

            (c) Mr. Butler has not been involved in any Share transactions during the last sixty days.

Colorado Wyoming Reserve Company                               Page 6 of 6 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                     June 7, 1999


            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

            (e) Mr. Butler ceased to be the beneficial owner of five percent or more of the Company's Shares on May 28, 1999.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Trinity or Mr. Butler and any other person with respect to any securities of the Company other than as previously described in the initial filing of Schedule 13D, and the Joint Filing Agreement, dated June 7, 1999, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A -- Joint Filing Agreement, dated June 7, 1999, by and between Trinity Petroleum Management, LLC and J. Samuel Butler, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated June 7, 1999                       /s/ J. Samuel Butler
                                        ----------------------------------------
                                        J. Samuel Butler, Individually
                                        Director




                                        TRINITY PETROLEUM MANAGEMENT, LLC


                                        By:  /s/ J. Samuel Butler
                                           -------------------------------------
                                             J. Samuel Butler, Manager and
                                             President

                          EXHIBIT INDEX TO SCHEDULE 13D



Exhibit A Joint Filing Agreement, dated June 7, 1999, by and between Trinity Petroleum Management, LLC and J. Samuel Butler, individually.